[ Janus Letterhead ]
February 29, 2012
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505
Attention: Messrs. Richard Pfordte and Larry Greene

Re:	JANUS INVESTMENT FUND (the “Registrant”) 1933 Act File No. 002-34393 1940 Act File No. 811-01879 Post-Effective Amendment No. 164
Dear Gentlemen:
On behalf of the Registrant and its underlying funds (each, a “Fund” and collectively, the “Funds”), this letter is to respond to your comments made by telephone on January 5, 2012 and January 11, 2012 with respect to the Registrant’s Post-Effective Amendment No. 164 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on November 14, 2011. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.
Prospectus Comments
2.	Staff Comment: The Staff indicated that the Registrant should consider whether any disclosure is needed with respect to recent regulatory reform.

Response: The Registrant has included disclosure relating to recent regulatory reform and the potential impact such reform may have on the Funds.
3.	Staff Comment: Referring to guidance provided by the Staff to the Investment Company Institute in July 2010 relating to disclosure of investments in derivatives by investment companies, the Staff inquired whether the Registrant had provided appropriate disclosure related to each Fund’s derivatives investment policy.

Response: The disclosure is reflective of each Fund’s anticipated investments in derivatives instruments. The Registrant will continue to monitor each Fund’s derivative investments and will update the disclosure accordingly.

Global and International Prospectus
4.	Staff Comment: The Staff noted that a fund with “global,” “international,” or “worldwide” in its name should invest in securities of at least ten countries and invest at least 40% of its assets in securities of foreign countries, excluding the United States.

Response: Consistent with investment policies and restrictions of each Fund, the Registrant has previously added or revised disclosure as appropriate to reflect that each Fund invests in several countries. The Registrant believes each Fund’s investment policies are consistent with formal SEC guidance regarding fund names.
5.	Staff Comment: With respect to Janus Asia Equity Fund and disclosure referencing the Fund’s investments in one or more Asian countries, the Staff requested that the Registrant provide a list of countries that are considered “Asian countries.”

Response: The “Principal Investment Strategies” section of the Fund’s Prospectus lists the countries the Fund considers “Asian countries.”

6.	Staff Comment: With respect to Janus Emerging Markets Fund and the “three-prong” approach disclosed in the Fund’s principal investment strategies, the Staff asked how the Registrant monitors for these investments.

Response: As, with all of its measurable investment policies, the Fund has compliance procedures in place to ensure that Fund’s portfolio satisfies each of these prongs.

7.	Staff Comment: With respect to Janus Overseas Fund, the Staff asked for clarification of the Fund’s policy of investing at least 80% of its net assets in securities of issuers from countries outside of the United States. In particular, the Staff asked whether Mexico and Canada are counted as “overseas” countries for purposes of this restriction, as they are not literally “overseas” from the United States.

Response: The Registrant notes that the adopting release for Rule 35d-1, the Fund Names Rule, does not specifically define the term “overseas.” The Registrant interprets “overseas” as synonymous with “foreign.” Guidance in the adopting release states that foreign “indicates investments that are tied economically to countries outside the United States,” which would include Mexico and Canada.

8.	Staff Comment: The Staff noted that the Funds’ fee tables were incomplete and requested copies.

Response: As discussed, fee tables filed with the 485(a) filing were not updated due to the fact that the Funds’ audit was not yet complete. The Registrant supplementally provided via email several updated fee and expense tables for the Staff’s review.

9.	Staff Comment: The Staff requested that the Registrant remove a footnote from the fee and expense tables explaining the contractual waiver of total annual fund operating fees and expenses if a Fund did not have such a waiver in effect during the applicable period. In addition, the Staff questioned whether characterizing acquired fund fees and expenses as an “extraordinary expense” was appropriate.

Response: The Registrant has removed the contractual waiver footnotes for any Fund that did not have a waiver in effect during the applicable period. The Registrant also updated the reference to acquired fund fees and expenses, as applicable.

10.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filing. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.
If you have any concerns regarding the above responses, please call me at (303) 394-6459. Thank you for your assistance in this matter.
Regards,
/s/ Stephanie Grauerholz-Lofton
Stephanie Grauerholz-Lofton
Vice President
cc:           Donna Brungardt